SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)


                                 ProShares Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


                            Ultra Oil & Gas ProShares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74347R719
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74347R719
          ---------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Sound Energy Partners, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     0

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%

12.  TYPE OF REPORTING PERSON*

     CO, IA

CUSIP No. 74347R719
          ---------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Southport Energy Plus Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     0

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%

12.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 74347R719
          ---------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Southport Energy Plus Offshore Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     0

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%

12.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 74347R719
          ---------

Item 1(a).  Name of Issuer:


            ProShares Trust
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:


            7501 Wisconsin Avenue, Suite 1000
            Bethesda, MD 20814
            --------------------------------------------------------------------


Item 2(a).  Name of Person Filing:


            Sound Energy Partners, Inc.
            Southport Energy Plus Partners, L.P.
            Southport Energy Plus Offshore Fund, Inc.
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Sound Energy Partners, Inc.
            Southport Energy Plus Partners, L.P.
            354 Pequot Avenue
            Southport, Connecticut 06890

            Southport Energy Plus Offshore Fund, Inc.
            c/o Citi Hedge Fund Services, Ltd.
            Hemisphere House, 9 Church St.
            P.O. Box HM 951, Hamilton HM DX Bermuda
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            Sound Energy Partners, Inc. - Delaware
            Southport Energy Plus Partners, L.P. - Delaware
            Southport Energy Plus Offshore Fund, Inc. - Cayman Islands
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:


            Ultra Oil & Gas ProShares
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:


            74347R719
            --------------------------------------------------------------------


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

            Sound Energy Partners, Inc. - 0
            Southport Energy Plus Partners, L.P. - 0
            Southport Energy Plus Offshore Fund, Inc. - 0
            --------------------------------------------------------------------

     (b)  Percent of class:

            Sound Energy Partners, Inc. - 0%
            Southport Energy Plus Partners, L.P. - 0%
            Southport Energy Plus Offshore Fund, Inc. - 0%
            --------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:
                Sound Energy Partners, Inc. - 0
                Southport Energy Plus Partners, L.P. - 0
                Southport Energy Plus Offshore Fund, Inc. - 0

          (ii)  Shared power to vote or to direct the vote:
                Sound Energy Partners, Inc. - 0
                Southport Energy Plus Partners, L.P. - 0
                Southport Energy Plus Offshore Fund, Inc. - 0

          (iii) Sole power to dispose or to direct the disposition of:
                Sound Energy Partners, Inc. - 0
                Southport Energy Plus Partners, L.P. - 0
                Southport Energy Plus Offshore Fund, Inc. - 0

          (iv) Shared power to dispose or to direct the disposition of
                Sound Energy Partners, Inc. - 0
                Southport Energy Plus Partners, L.P. - 0
                Southport Energy Plus Offshore Fund, Inc. - 0

     The Reporting Persons specifically disclaim beneficial ownership in the securities reported herein except to the extent of its pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

--------------------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to S.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to S.240.13d-1(c) or S.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A
         -----------------------------------------------------------------------

Item 10.  Certifications.

     "By signing below, each the reporting person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

                                    SIGNATURE

     The undersigned agree that this Schedule 13G dated February 13, 2009 relating to the Ultra Oil & Gas ProShares of ProShares Trust shall be filed on behalf of the undersigned.


SOUND ENERGY PARTNERS, INC.*


By:  /s/ Slavko Negulic
   -------------------------------
      Chief Financial Officer



SOUTHPORT ENERGY PLUS PARTNERS, L.P.*
By: Southport Energy Management, L.P.


/s/ Slavko Negulic
-------------------------------
    Authorized Person



SOUTHPORT ENERGY PLUS OFFSHORE FUND, INC.*
By: DG Energy International Partners LP


/s/ Slavko Negulic
---------------------------------
    Authorized Person


* The Reporting Persons disclaim beneficial ownership in the shares except to the extent of the Reporting Persons' pecuniary interest therein.

                                    Exhibit 1
                             Joint Filing Statement

                     Statement Pursuant to Rule 13d-1(k)(1)


     The  undersigned  hereby  consent  and agree to file a joint  statement  on
Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to Ultra Oil & Gas ProShares of ProShares Trust beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement Pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.



SOUND ENERGY PARTNERS, INC.*


By:  /s/ Slavko Negulic
   -------------------------------
      Chief Financial Officer



SOUTHPORT ENERGY PLUS PARTNERS, L.P.*
By: Southport Energy Management, L.P.


/s/ Slavko Negulic
-------------------------------
    Authorized Person



SOUTHPORT ENERGY PLUS OFFSHORE FUND, INC.*
By: DG Energy International Partners LP


/s/ Slavko Negulic
---------------------------------
    Authorized Person



* The Reporting Persons disclaim beneficial ownership in the shares except to the extent of the Reporting Persons' pecuniary interest therein.



SK 22214 0001 964579